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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                        CONSUMERS FINANCIAL CORPORATION
                       (Name of Subject Company (Issuer))

                        CONSUMERS FINANCIAL CORPORATION
                      (Names of Filing Persons (Offerors))

                        8 1/2% PREFERRED STOCK, SERIES A
                         (Title of Class of Securities)

                                   210520 10 2
                      (CUSIP Number of Class of Securities)

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                              R. Fredric Zullinger
                Senior Vice President and Chief Financial Officer
                        Consumers Financial Corporation
              1513 Cedar Cliff Drive, Camp Hill, Pennsylvania 17011
                                 (717) 730-6306
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                  Communications on Behalf of Filing Persons)

                                    COPY TO:
                            Shaun R. Eisenhauer, Esq.
                                Duane Morris LLP
             305 North Front Street, Harrisburg, Pennsylvania 17101
                                 (717) 237-5505
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                            CALCULATION OF FILING FEE
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    Transaction Valuation *                           Amount of Filing Fee
    ----------------------------------------------------------------------
        $1,991,501.60                                       $183.22
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
* For purposes of calculating Amount of Filing Fee only. The amount assumes the purchase of 452,614 shares of 8 1/2% Preferred Stock, Series A (the "Shares") of Consumers Financial Corporation (the "Company") at a price per share of $4.40. Such number of shares represents all of the Shares outstanding as of July 19, 2002.



[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $183.22       Form or Registration No.: Schedule TO

     Filing  Party:  Consumers Financial Corporation   Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party  tender  offer  subject  to  Rule  14d-1.

     [X]  issuer  tender-offer  subject  to  Rule  13e-4.

     [ ]  going  private  transaction  subject  to  Rule  13e-3.

     [ ]  amendment  to  Schedule  13D  under  Rule  13d-2.


[ ] Check this box if the filing is a final amendment reporting the results of the tender offer


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
                                  INTRODUCTION

     This Amendment No. 1 to Tender Offer Statement on Schedule TO (this "Amendment") is filed by Consumers Financial Corporation, a Pennsylvania corporation (the "Company") and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2002 relating to the offer by the Company to purchase all of the outstanding shares of 8 1/2% Preferred Stock, Series A (the "Shares") of the Company at a purchase price of $4.40 per Share, net to the seller in cash, plus accrued dividends on such Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEMS 1-11 AND 13 ARE HEREBY REVISED BY AMENDING THE OFFER TO PURCHASE DATED JULY 19, 2002 AS FOLLOWS:

INCORPORATION  OF  DOCUMENTS  BY  REFERENCE

The following paragraph in this section is hereby deleted: All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the earlier of the Expiration Date of the Offer or the termination of the Offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports.

SUMMARY  TERM  SHEET  -  WHAT  IS  THE  PURPOSE  OF  THE  TENDER  OFFER?

The second paragraph of this section is hereby amended by adding the following as a new third sentence: Once the funds in the trust account have been depleted, there is no assurance that any future dividends can or will be paid on the outstanding preferred stock.

SUMMARY TERM SHEET - WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? UNDER WHAT CONDITIONS CAN CONSUMERS FINANCIAL CORPORATION TERMINATE THE TENDER OFFER?

Condition (ii) of this section, which read: "(ii) the members of the Board of Directors of the Company conclude that the exercise of their fiduciary duties requires that we terminate the offer." is hereby deleted.

SUMMARY TERM SHEET - HOW DO I FIND OUT IF CONSUMERS FINANCIAL CORPORATION AMENDS THE TERMS OF THE TENDER OFFER?

The second paragraph of this section is hereby amended by deleting the following sentence: Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to Business Wire News Service or other national business wire service.



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
SUMMARY  TERM  SHEET  -  HOW  DO  I  GET  PAID  FOR  MY  TENDERED  SHARES?

This section is amended and restated as follows: We will pay for the Shares accepted for payment by issuing a check to you or your nominee promptly after the expiration date of the tender offer. See "The Tender Offer - Acceptance for Payment and Payment for Shares."

SPECIAL FACTORS - BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER - BACKGROUND OF THE OFFER

The following sentences are added before the last sentence in this section: As a result, management revised its estimate of the net expenses that would be paid by the Company prior to the completion of the tender offer and thereafter. Management also settled an outstanding claim for commissions due to the Company. The net effect of these revisions was to adjust the offer price from $4.00 to $4.40 per share.

SPECIAL FACTORS - POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER - POSITION OF THE BOARD OF DIRECTORS

The following sentence is added as the fourth sentence in this section: Indeed, the Board determined that the tender offer price could be higher than any ultimate liquidating distribution, given the additional time and expenses required for liquidation proceedings.

SPECIAL FACTORS - POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER - FAIRNESS OF THE OFFER

This section is amended and restated as follows: In reaching its determinations as to the fairness of the Offer, the Board of Directors relied on the fact that no higher price could be paid by the Company for such Shares, since the Purchase Price approximates the per share value of the remaining net assets of the Company and could exceed any ultimate liquidating distribution.

THE TENDER OFFER - EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; OTC BULLETIN BOARD LISTING AND EXCHANGE ACT REGISTRATION

The following sentence is added as the second sentence in the first paragraph of this section: If a material number of shareholders accept the Offer, the Company's shares may be delisted from the OTC Bulletin Board.

The following sentence is added as the last sentence in the second paragraph of this section: Furthermore, delisting from the OTC Bulletin Board would further reduce the liquidity of the Shares.

THE  TENDER  OFFER  -  CERTAIN  CONDITIONS  OF  THE  OFFER

The first paragraph in this section shall be amended and restated as follows:
Notwithstanding any provision of this Offer, we shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the expiration of the Offer, any of the following conditions exist:

The following phrase shall be deleted from the end of subsection (a) of this section: or otherwise materially impair in any way the contemplated benefits of the Offer to us;

The following phrase shall be deleted from subsection (b) of this section: (iii) materially impair the contemplated benefits of the Offer to us,


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
The word "or" is added at the end of subsection (c) of this section; subsection
(d) of this section is hereby deleted and former subsection (e) is redesignated as subsection (d).

The first sentence in the last paragraph in this section shall be amended and restated as follows: The foregoing conditions are for our sole benefit and may be asserted by us in the exercise of reasonable judgment regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time prior to the expiration of the Offer.

ITEM  12.     EXHIBITS

(a)(1)(A)     Offer  to  Purchase  dated  July  19,  2002.*

(a)(1)(B)     Amended  Offer  to  Purchase  dated  August  1,  2002.

(a)(2)        Letter  of  Transmittal.*

(a)(3)        Notice  of  Guaranteed  Delivery.*

(a)(4)        Letter  to  Brokers,  Dealers,  Banks, Trust Companies and Other
              Nominees.*

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)(A)     Text of Press Release dated July 19, 2002, issued by the Company.*

(a)(7)(B)     Text of Press Release dated August 1, 2002, issued by the Company.

(a)(8)        Letter  to  Stockholders  from  the  Company.*

(b)           None.

(c)           None.

(d)(1)        Option  Agreement  dated February 13, 2002 (as amended as of May
              31,  2002)  between  the       Company  and  CFC  Partners  Ltd.*

(e)           None.

(f)           None

(g)           None.

(h)           None.
_____________________
*  Previously  filed.


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
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 2002

                                    CONSUMERS  FINANCIAL  CORPORATION

                                    By:  /s/  James C. Robertson
                                    ---------------------------------
                                    Name:  James C. Robertson
                                    Title: President and Chief Executive Officer


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
                                  EXHIBIT INDEX
                               (Item 12 Exhibits)

EXHIBIT
NUMBER          EXHIBIT  NAME
------          -------------

  (a)(1)(A)     Offer  to  Purchase  dated  July  19,  2002.*

  (a)(1)(B)     Amended  Offer  to  Purchase  dated  August  1,  2002.

  (a)(2)        Letter  of  Transmittal.*

  (a)(3)        Notice  of  Guaranteed  Delivery.*

  (a)(4)        Letter  to  Brokers,  Dealers,  Banks, Trust Companies and Other
                Nominees.*

  (a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (a)(7)(A)     Text of Press Release dated July 19, 2002, issued by the
                Company.*

  (a)(7)(B)     Text of Press Release dated August 1, 2002, issued by the
                Company.

  (a)(8)        Letter to Stockholders from the Company.*

  (b)           None.

  (c)           None.

  (d)(1) Option Agreement dated February 13, 2002 (as amended as of May 31, 2002) between the Company and CFC Partners Ltd.*

  (e)           None.

  (f)           None

  (g)           None.

  (h)           None.
____________________
*  Previously  filed.


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